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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K


    (x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                ACT OF 1934


                 For the fiscal year ended December 31, 2004

                                     OR


 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934


               For the transition period from ________to______


                        Commission File number 1-5674


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          THE ANGELICA CORPORATION
                           RETIREMENT SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            ANGELICA CORPORATION
                          424 South Woods Mill Road
                      Chesterfield, Missouri 63017-3406

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                          THE ANGELICA CORPORATION

                           RETIREMENT SAVINGS PLAN

                            FINANCIAL STATEMENTS

                              DECEMBER 31, 2004



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CONTENTS
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                                                                     PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC
        ACCOUNTING FIRM.................................................1


FINANCIAL STATEMENTS

    Statement Of Net Assets Available For Benefits......................2

    Statement Of Changes In Net Assets Available For
        Benefits........................................................3

    Notes To Financial Statements ..................................4 - 7


SUPPLEMENTARY INFORMATION

    Report Of Independent Registered Public Accounting
        Firm On Supplementary Information...............................8

    Schedule Of Assets Held At End Of Year..............................9






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           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Retirement Savings Plan Administrator Committee



We have audited the accompanying statement of net assets available for benefits of The Angelica Corporation Retirement Savings Plan ("the Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Rubin, Brown, Gornstein & Co. LLP


St. Louis, Missouri
July 12, 2005




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
                                     THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
-------------------------------------------------------------------------------------------------------------------------
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 DECEMBER 31,
                                                                                  ---------------------------------------
                                                                                                2004                2003
                                                                                  ---------------------------------------
ASSETS
 INVESTMENTS, AT FAIR VALUE (NOTE 3)                                                   $  28,708,247       $  31,112,864
-------------------------------------------------------------------------------------------------------------------------

 RECEIVABLES
  Participant contributions                                                                   51,052              55,195
  Employer contributions                                                                       8,066              12,250
  Interest                                                                                    49,993               7,055
-------------------------------------------------------------------------------------------------------------------------
      TOTAL RECEIVABLES                                                                      109,111              74,500
-------------------------------------------------------------------------------------------------------------------------

 CASH                                                                                         39,786                  --
-------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                                      $  28,857,144       $  31,187,364
=========================================================================================================================


--------------------------------------------------------------------------------
See the accompanying notes to financial statements.                       Page 2


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


                                     THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
-------------------------------------------------------------------------------------------------------------------------
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                               FOR THE YEARS
                                                                                             ENDED DECEMBER 31,
                                                                                  ---------------------------------------
                                                                                                2004                2003
                                                                                  ---------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 INVESTMENT INCOME
   Net appreciation in fair value of
    investments (Note 3)                                                               $   1,956,670       $   3,615,677
   Interest and dividends                                                                    146,995             108,138
-------------------------------------------------------------------------------------------------------------------------
     NET INVESTMENT INCOME                                                                 2,103,665           3,723,815
-------------------------------------------------------------------------------------------------------------------------

 CONTRIBUTIONS
   Participant                                                                             1,434,424           1,729,471
   Employer                                                                                  316,098             397,809
   Participant rollovers                                                                     267,267               3,099
-------------------------------------------------------------------------------------------------------------------------
     TOTAL CONTRIBUTIONS                                                                   2,017,789           2,130,379
-------------------------------------------------------------------------------------------------------------------------

 OTHER INCOME                                                                                  5,980               3,007
-------------------------------------------------------------------------------------------------------------------------

       TOTAL ADDITIONS                                                                     4,127,434           5,857,201
-------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid directly to participants                                                    6,450,655           6,050,271
 Other expenses                                                                                6,999              14,655
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       TOTAL DEDUCTIONS                                                                    6,457,654           6,064,926
-------------------------------------------------------------------------------------------------------------------------

NET DECREASE                                                                              (2,330,220)           (207,725)

NET ASSETS AVAILABLE FOR BENEFITS -
 BEGINNING OF YEAR                                                                        31,187,364          31,395,089
-------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS -
 END OF YEAR                                                                           $  28,857,144       $  31,187,364
=========================================================================================================================



--------------------------------------------------------------------------------
See the accompanying notes to financial statements.                       Page 3

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              THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2004 AND 2003



1.       DESCRIPTION OF THE PLAN

         The following description of The Angelica Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         GENERAL

         The Plan, as amended and restated, was adopted by the Board of Directors of Angelica Corporation (the "Company") and is a defined contribution profit sharing plan that includes a 401(k) provision. The Company is the Plan Administrator and the assets of the Plan are held in trust by Marshall & Ilsley Trust Company N.A. (the "Custodian").

         ELIGIBLE PARTICIPANTS

         All employees who have either (i) completed six months of service with the Company and are age 21 or older or (ii) completed two years of service, are eligible to participate in the Plan, except for certain classifications of employees who are excluded from Plan eligibility (as defined by the Plan).

         CONTRIBUTIONS

         Eligible employees may contribute up to 12% of their annual compensation to the Plan through payroll deferrals, subject to Internal Revenue Code limitations. The Company provides a matching contribution in an amount equal to 30% of the compensation deferred up to, but not exceeding 6% of annual compensation.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Earnings allocations are based on the performance of the investment choices of each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         The deferred compensation and Company matching contributions of each participant's account and earnings thereon are fully vested and nonforfeitable at all times.



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THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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Notes To Financial Statements (Continued)

         PAYMENT OF BENEFITS

         Participants are entitled to receive the balance of their accounts upon death, retirement or other termination of employment, or upon request after reaching age 59-1/2. Participants who have suffered a hardship (as defined by the Plan) may also withdraw a portion of their account balances.

         PARTICIPANT LOANS

         The Plan allows participants to borrow from their account, subject to certain limitations. Loans bear interest at the prime rate plus 0.5% at the time the loan is made. All loans are secured by the participant's account. Principal and interest are paid ratably through payroll deductions. The outstanding participant loans at December 31, 2004 bear interest at rates ranging from 4.5% to 10% and are due at various dates through December 2009.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES AND ASSUMPTIONS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments in mutual funds are valued at reported net asset value at December 31 as determined by the fund manager.

         Investment income is recorded as earned on the accrual basis.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

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THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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Notes To Financial Statements (Continued)



3.       INVESTMENTS

         The Custodian of the Plan holds the Plan's investments and executes related investment transactions.

         The fair value of individual assets that represent 5% or more of the Plan's net assets as of the beginning of the Plan year are as follows:

                                                                               DECEMBER 31,
                                                                   -------------------------------------
                                                                                2004               2003
                                                                   ------------------ ------------------
                  American Balanced Fund                                 $ 2,580,747        $ 2,627,722
                  Washington Mutual Investors Fund                         8,120,777          9,112,714
                  M&I Stable Principal Fund                               12,829,884         14,731,452

         The net appreciation in fair value of investments is:

                                                                              FOR THE YEARS
                                                                            ENDED DECEMBER 31,
                                                                   -------------------------------------
                                                                                2004               2003
                                                                   ------------------ ------------------
                  Mutual funds                                           $ 1,896,046        $ 3,607,632
                  Common stock                                                60,624              8,045
                  --------------------------------------------------------------------------------------

                                                                         $ 1,956,670        $ 3,615,677
                  ======================================================================================


4.       TAX STATUS

         The Plan obtained its latest determination letter on June 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator is addressing certain possible Plan operational issues to ensure compliance with the applicable requirements of the Internal Revenue Code, the effects of which the Plan Administrator believes are not material to the financial statements taken as a whole. The Plan Administrator believes the Plan will be treated as qualified and the related trust will be treated as tax exempt.

5.       PLAN TERMINATION

         Although it has not expressed intent to do so, the Company has the right to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


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THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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Notes To Financial Statements (Continued)


6.       RELATED PARTY TRANSACTIONS

         Due to its affiliation with the Plan, transactions involving Angelica Corporation common stock qualify as party-in-interest transactions. Marshall & Ilsley Trust Company N.A. is the custodian of the Plan and, as such, is a party-in-interest. Therefore, the purchase by the Plan of certain proprietary funds sponsored by M&I constitute party-in-interest transactions. These are allowable transactions under the Department of Labor regulations.






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          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                        ON SUPPLEMENTARY INFORMATION

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Rubin, Brown, Gornstein & Co. LLP


July 12, 2005




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
                                      THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN
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                                                EIN: 43-0905260 PLAN NO: 003
                                           SCHEDULE OF ASSETS HELD AT END OF YEAR
                                                     DECEMBER 31, 2004

                                                                                                                   CURRENT
   IDENTITY OF ISSUER                               DESCRIPTION OF INVESTMENT                                        VALUE
---------------------------------------------------------------------------------------------------------------------------
 COMMON STOCK
  Angelica Corporation *           Common Stock                                                               $  1,179,245
                                                                                                         ------------------

 MUTUAL FUNDS
  American Funds                   Balanced Fund                                                                 2,580,747
  American Funds                   Washington Mutual Investors Fund                                              8,120,777
  American Funds                   EuroPacific Growth Fund                                                         601,502
  Federated                        Max Cap Fund                                                                    993,650
  Fidelity                         Advisor Strategic Income Fund                                                   484,447
  Fidelity                         Aggressive Growth Fund                                                          458,723
  Managers Investments             Managers Special Equity Fund                                                    552,907
                                                                                                         ------------------
    TOTAL MUTUAL FUNDS                                                                                          13,792,753
                                                                                                         ------------------

 MONEY MARKET AND SECURITIES
  DUE IN 1 YEAR
   Marshall & Ilsley*              M&I Stable Principal Fund                                                    12,829,884
                                                                                                         ------------------
 PARTICIPANT LOANS                 Interest rates ranging from 4.5% - 10%, due at various
                                     dates through December 2009                                                   906,365
                                                                                                         ------------------

                                                                                                              $ 28,708,247
                                                                                                         ==================

*   Represents a party-in-interest.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.




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                                  SIGNATURE
                                  ---------

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  THE ANGELICA CORPORATION
                                  RETIREMENT SAVINGS PLAN
                                  -----------------------
                                         (Registrant)


                                  By: /s/ James W. Shaffer
                                     -----------------------------------------
                                      James W. Shaffer, Member of the
                                      Retirement Savings Plan Administrator
                                      Committee


                                  By: /s/ Alan VanDyke
                                     -----------------------------------------
                                      Alan VanDyke, Member of the Retirement
                                      Savings Plan Administrator Committee



July 14, 2005




                                                                        Page 10

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                                EXHIBIT INDEX



Exhibit No.       Description
-----------       -----------

   23.1 Consent of Rubin, Brown, Gornstein & Co. LLP, Independent Registered Public Accounting Firm







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